Maxim Group LLC

405 Lexington Ave

New York, NY 10174

July 24, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0404

Re:	ContraFect Corporation

Registration Statement on Form S-1 (SEC File No. 333-195378)

Ladies and Gentleman:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of ContraFect Corporation that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on Monday, July 28, 2014, at 4:00 p.m. (Eastern Standard Time), or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that during the period from July 1, 2014 to the date of this letter, the preliminary prospectus, dated July 1, 2014, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	0
Copies to prospective dealers:	10
Copies to prospective institutional investors:	459
Copies to prospective retail investors:	1,068

Total	1,537

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

MAXIM GROUP LLC

/s/ Clifford A. Teller
By:	Clifford A. Teller
Title:	Executive Managing Director, Investment Banking